Filed Pursuant to Rule 433(f)

Registration Statement No. 333-172186

May 9, 2011

NGL Energy Partners LP

The article attached as Appendix A (the “Article”) was published by The Journal Record on May 5, 2011 and references a proposed public offering (the “Offering”) of securities of NGL Energy Partners LP (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-172186), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Article describes the Offering and quotes certain statements made by Mary Ann Vassar of the Company’s Investor Relations related to the Offering.  Ms. Vassar received an unsolicited telephone call from The Journal Record and responded to requests for information regarding the Offering with information from the Registration Statement.  However, and as described further below under “Corrections and Clarifications,” the Article contains several factual inaccuracies and inconsistencies, including in statements attributed to Ms. Vassar, with the information contained in the Registration Statement and as communicated to The Journal Record, the publisher of the Article, by Ms. Vassar.

The article was not prepared or reviewed by the Company or any other Offering participant prior to publication.  The Journal Record routinely publishes articles on business matters in Tulsa Oklahoma, where the Company’s corporate headquarters are located.  The Journal Record is not affiliated with the Company, and no payment was made nor was any consideration given to The Journal Record by or on behalf of the Company or any other participant in the Offering in connection with the publication of the Article.

You should consider statements in the Article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement and the final prospectus to be subsequently filed with the SEC.  In particular, you should carefully read the risk factors described in such preliminary prospectus and in such final prospectus.  The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Statements in the article that are not attributed directly to Ms. Vassar represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any other Offering participant.  Statements in the article that are attributed directly to Ms. Vassar were not intended and should not be considered as offering material.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article attributes to Ms. Vassar the statement that the Company was founded through the merger of NGL Supply and Hicks Oil Holdings.  The Company was founded through the merger of NGL Supply, Inc. and the combined propane related assets and operations of Hicksgas Gifford, Inc. and Hicks Oils & Hicksgas, Incorporated.

•                  The Article reports that the Company has propane terminals located in East St. Louis, Illinois; Jefferson City, Missouri; and Ontario, California.  The Company has propane terminals in  Jefferson City, Missouri; East St. Louis, Illinois; and St. Catharines, Ontario.

•                  The Article reports that the Company projects the sale of up to $84.5 million of common units.  The Company has disclosed an estimated price range of $19 — $21 in the Registration Statement.  Assuming the full exercise of the underwriters’ overallotment option (the “Option”) described in the Registration Statement and based on this estimated price range, the estimated gross proceeds from the Offering would be $76.5 million — $84.5 million.

•                  The Article attributes to Ms. Vassar the statement that the current portion of the Company’s long-term debt at December 31, 2010 was $19 thousand.  The current portion of the Company’s long-term debt at December 31, 2010 as disclosed in the Registration Statement was $19 million.

•                  The Article quotes Ms. Vassar as saying that “[w]e intend to use net proceeds in the range of $62 million to $71.8 million from the offering of common units to repay amounts outstanding under a revolving credit facility of $65 million…”  The $62 million amount assumes that the Offering prices at the midpoint of the range disclosed in the Registration Statement, or $20 per common unit, and that the underwriters do not exercise the Option.  The $71.8 million amount also assumes that the Offering prices at this amount but that the Underwriters exercise their Option in full.

Forward-Looking Statements

Some of the information in this filing may contain forward-looking statements.  These statements can be identified by the use of forward-looking terminology including “will,” “may,” “believe,” “expect,” “anticipate,” “assume,” “forecast,” “predict,” “intend,” “plan,” “estimate,” “potential,” “continue,” or the negative of those terms or other variations of them or comparable terminology.   These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information.  These forward-looking statements involve risks and uncertainties, many of which are beyond our ability to control or predict.  When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus.  The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.  Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•                  changes in general economic conditions;

•                  competitive conditions in our industry;

•                  changes in the availability and cost of capital;

•                  operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•                  the effects of existing and future laws and governmental regulations;

•                  the effects of future litigation; and

•                  certain factors discussed elsewhere in this prospectus.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that we file with the SEC for more complete information about the Company and the Offering.  You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, when available, if you request it from Wells Fargo Securities by telephone at (800) 326-5897, by email at cmclientsupport@wellsfargo.com, or by mail at Attn: Equity Syndicate Dept., 375 Park Avenue, New York, NY 10152 or from RBC Capital Markets by telephone at (877) 822-4089 or by mail at Attn: Equity Syndicate, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281.

APPENDIX A

Full text of the Article:

TULSA — Propane company NGL Energy Partners LP said Thursday it plans to release 3.5 million common shares in an initial public offering within a price range of $19 to $21 per share.

NGL Energy, founded in October through a merger of NGL Supply and Hicks Oil Holdings, has three segments and employs 353 people full time, said Mary Ann Vassar of NGL investor relations.

Tulsa-based NGL Supply was founded in 1967. Hicks Oil Holdings was established in 1960 in Roberts, Ill.

NGL operates wholesale supply and marketing; its midstream operations consist of propane. NGL’s retail propane business is concentrated in the Midwest and Southeast, Vassar said. The Midstream segment consists of propane terminals in East St. Louis, Ill.; Jefferson City, Mo.; and Ontario, Calif.

“We are the exclusive service provider at these locations, which have combined annual throughput in excess of 170 million gallons,” Vassar said. “We plan to evaluate future opportunities in strategic locations, but are not limiting those targets to particular regions.”

NGL does not have a precise number on the planned retail locations, Vassar said.

NGL projected the sale of up to an estimated $84.5 million of stock in its February filing with the U.S. Securities and Exchange Commission.

“We intend to use net proceeds in the range of $62 million to $71.8 million from the offering of common units to repay amounts outstanding under a revolving credit facility of $65 million,” Vassar said. “Any proceeds remaining after the pay-down of this facility are planned for working capital and general partnership use, which may include the acquisition of propane and midstream-related businesses.”

NGL’s outstanding long-term debt at Dec. 31, excluding $19,000 in current maturities, stood at $69 million, Vassar said.

NGL plans to pay a minimum distribution $1.35 per unit on an annualized basis. The common units will be listed on the New York Stock Exchange and traded under the symbol “NGL.”

In the nine months ended Dec. 31, a pro forma composite of the company’s results showed revenue of $648.1 million and a net loss of $1.1 million.

Wells Fargo Securities and RBC Capital Markets are acting as joint book-running managers for the initial public offering. SunTrust Robinson Humphrey and BMO Capital Markets are acting as lead managers and Baird, Janney Montgomery Scott and BOSC Inc. are acting as co-managers.